Exhibit 99.1

Hesai Group Announces Certain Preliminary Fourth Quarter and Full Year 2023 Revenues and Lidar Shipments Figures

•	Expects 4Q2023 and FY2023 net revenues to exceed the top of the guidance range of US$76 million and US$250 million, respectively

•	Expects FY2023 total lidar shipments to exceed the guidance of 220,000 units and ADAS lidar shipments for FY2023 to exceed the target of 200,000 units

SHANGHAI, China, Jan. 11, 2024 (GLOBE NEWSWIRE) -- Hesai Group (“Hesai,” “Hesai Technology” or the “Company”) (NASDAQ: HSAI), the global leader in three-dimensional light detection and ranging (lidar) solutions, today announced certain preliminary, unaudited financial and operating results for the fourth quarter and full year 2023. These results are unaudited, subject to the completion of the Company’s year-end financial reporting processes, reviews, audit, and potential adjustments that might result therefrom.

•	For the fourth quarter of 2023, the Company expects net revenues to surpass the high-end of the prior guidance range of RMB535 million (US$73.3 million) and RMB555 million (US$76.1 million), compared with RMB409 million (US$59.3 million) for the corresponding period in 2022. For the year ended December 31, 2023, the Company expects net revenues to exceed its target of RMB1.8 billion (US$250 million).

•	For the year ended December 31, 2023, the Company expects total lidar shipments to surpass the prior guidance of 220,000 units, compared with shipments of 80,462 units in the corresponding period of 2022. The Company also expects to exceed its target of 200,000 ADAS lidar shipments for the year ended December 31, 2023.

“We are excited about the Company’s fourth quarter financial and operating performance. We capped off a record-setting 2023 by delivering over 50,000 lidar units in December,” said Yifan “David” Li, Hesai’s Co-Founder and CEO. “In the fourth quarter, we maintained strong momentum by securing numerous new design wins, introducing new product series, and enhancing our manufacturing capabilities to strengthen our leading position in the global lidar industry. As we embark on 2024, we are confident in our business, and have secured ADAS design wins with 15 leading OEMs and Tier-1 suppliers, covering over 50 vehicle models to date. We expect these OEM and vehicle model wins to grow significantly in the year ahead. We will stay true to our commitment to the highest performance, quality, safety, and reliability in the lidar industry.”

The Company expects to report fourth quarter and full year 2023 unaudited financial results in March 2024.

About Hesai

Hesai Technology is the global leader in three-dimensional light detection and ranging (lidar) solutions. The Company’s lidar products enable a broad spectrum of applications across passenger and commercial vehicles with advanced driver assistance systems (ADAS) and autonomous vehicle fleets (autonomous mobility). Hesai’s technology also empowers robotics applications such as last-mile delivery robots and logistics robots in restricted areas. The Company’s commercially validated solutions are backed by superior research and development capabilities across optics, mechanics, electronics, and software. Hesai integrates lidar designs with an in-house manufacturing process, facilitating rapid product development while ensuring high performance, consistent quality and affordability. Hesai has established strong relationships with leading automotive OEMs, autonomous vehicle, and robotics companies worldwide, covering over 90 cities in 40 countries as of December 31, 2022.

For more information, please visit: https://investor.hesaitech.com.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Translations of the estimated revenue for the fourth quarter and full year of 2023 from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.2960 to US$1.00, the exchange rate on September 29, 2023, set forth in the H.10 statistical release of the Federal Reserve Board. Translations of the revenue for the fourth quarter of 2022 from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.8972 to US$1.00, the exchange rate on December 30, 2022, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The exchange rate should be determined based on the final settlement, and the exchange rates currently utilized in this announcement are consistent with those reported in the Company’s previous periodic reports.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, statements regarding the Company’s preliminary results for the fourth quarter and full year 2023 revenue, statements regarding the Company’s expected lidar shipments in 2023, statements regarding the Company’s expectations for business growth in 2024 and other statements regarding the Company’s future financial and operational performance, are forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; expected changes in the Company’s revenues, costs or expenditures; the trends in, expected growth and the market size of the ADAS, autonomous mobility and robotics industries; the market for and adoption of lidar and related technology; the Company’s ability to produce high-quality products with wide market acceptance; the success of the Company’s customers in developing and commercializing products using its solutions, and the market acceptance of those products; the Company’s ability to introduce new products that meet its customers’ requirement; the Company’s expectations regarding the effectiveness of its marketing initiatives and the relationship with its third-party partners; competition in the Company’s industry; the Company’s ability to recruit and retain qualified personnel; relevant government policies and regulations relating to the Company’s industry; the Company’s ability to protect its systems and infrastructures from cyber-attacks; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

In addition, the foregoing preliminary financial information reflects management’s current views with respect to the Company’s financial results. Such preliminary financial information is subject to the finalization and closing of the accounting books and records of the Company, which have yet to be fully performed, and should not be viewed as a substitute for financial statements prepared in accordance with applicable accounting standards. In the course of preparing and finalizing the Company’s financial statements for the fourth quarter and full year 2023, these preliminary estimates will be subject to change and the Company may identify items that will require it to make adjustments to such estimates. For these or other reasons, these preliminary financial estimates may not ultimately be indicative of the Company’s results for the fourth quarter and full year 2023 and actual results may differ from those described above. No independent registered public accounting firm has reviewed, examined or performed any procedures with respect to, nor have they expressed any form of assurance on, these preliminary estimated results.

For investor and media inquiries, please contact:

In China:
Hesai Group
Yuanting “YT” Shi, Investor Relations Director
Email: ir@hesaitech.com

Piacente Financial Communications
Jenny Cai
Tel: +86 (10) 6508-0677
Email: hesai@tpg-ir.com

In the United States:
Piacente Financial Communications
Brandi Piacente
Tel: +1-212-481-2050
Email: hesai@tpg-ir.com